                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

(Print of Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  BenTov                             Shmuel
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   (Last)                            (First)              (Middle)

                        c/o The A Consulting Team, Inc.
                                77 Brandt Avenue
                                   Suite 320
--------------------------------------------------------------------------------
                                    (Street)

Clark                               New Jersey              07066
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol
     The A Consulting Team, Inc. (TACX)


________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year
     12/01


________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
     Chief Executive Officer and President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by more than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (month/Day    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
                                       Year)         Code  V
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          12/14/01       G               29,411      D(1)   (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/14/01       G               29,411      D(1)   (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     3,360,178 (2)  D         (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        15,000 (3)  I         (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       109,822 (4)  D         (4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 2270 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Option (Right to    $3.8750                                  12/1/00- 12/1/04  Common    30,000           30,000     D       N/A
Purchase) (5)                                                12/1/03           Stock
====================================================================================================================================

Explanation of Responses:

1. On December 14, 2001, Mr. BenTov transferred as bona fide gifts 29,411 shares of common stock to each of his two minor children, Jonathan BenTov and Yaneev BenTov; Mr. BenTov indirectly beneficially owns such shares as the custodian of such minor children.

2. Mr. BenTov owns an aggregate of 3,360,178 shares of common stock directly.

3. Mr. BenTov's spouse owns an aggregate of 15,000 shares of common stock; Mr. BenTov indirectly owns such shares as Ms. BenTov's spouse.

4. Mr. BenTov's two minor children own an aggregate of 109,822 shares of common stock; Mr. BenTov indirectly owns such shares as the custodian of such minor children.

5. Option granted December 1, 1999 to purchase 30,000 shares of common stock at an exercise price equal to the closing price of $3,875 on December 1, 1999. The option vests at the rate of 25% per year and expires on the fifth anniversary of the date of issuance, or December 1, 2004.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.



           /s/ Shmuel BenTov                                    1/17/02
---------------------------------------------            -----------------------
              Shmuel BenTov                                       Date
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

DOCSNY1:844207.1